UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 1, 2017

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2017 to 30 September 2017

1 November 2017

Novo Nordisk increased reported operating profit by 5% in the first nine months of 2017

Reported sales increased by 2% to DKK 83.7 billion (3% in local currencies)

Sales within diabetes and obesity care increased by 7% to DKK 69.7 billion (8% in local currencies).

•	Sales of Tresiba® increased by 117% to DKK 5.4 billion (118% in local currencies).
•	Sales of Victoza® increased by 15% to DKK 16.9 billion (15% in local currencies).
•	Sales of Saxenda® increased by 80% to DKK 1.9 billion (77% in local currencies)

Sales within biopharmaceuticals declined by 18% to DKK 14.0 billion (18% in local currencies), primarily reflecting an impact from the introduction of a generic version of the hormone replacement therapy product Vagifem® and from rebate adjustments for human growth hormone in Q1 2016, both in the USA, whereas sales within haemophilia were broadly unchanged.

Sales within International Operations increased by 3% in Danish kroner (5% in local currencies) driven by sales growth in all business regions. Sales within North America Operations were unchanged in both Danish kroner and local currencies, reflecting the non-recurring effects in biopharmaceuticals impacting growth negatively by 5 percentage points.

Operating profit increased by 5% reported in Danish kroner and by 6% in local currencies to DKK

38.9 billion. Net profit increased by 2% to DKK 29.9 billion. Diluted earnings per share increased by 5% to DKK 12.03.

In August, Novo Nordisk showed that the once-weekly GLP-1 semaglutide was superior to once- weekly dulaglutide on glucose control and weight loss in people with type 2 diabetes in the SUSTAIN 7 trial. In October, semaglutide received a positive 16-0 vote in favour of approval from an FDA Advisory Committee.

In August, Novo Nordisk also obtained approval of the Victoza® label expansion for cardiovascular risk reduction in the USA, and in September the label expansion for the reduced risk of severe hypoglycaemia with Tresiba® was endorsed by CHMP in the EU. Also in September, Novo Nordisk obtained approval of the new fast-acting mealtime insulin Fiasp® in the USA.

The financial outlook for 2017 has been updated and the sales growth measured in local currencies is now expected to be in the range of 2% to 3% compared with the previous range of 1% to 3%. A negative currency impact of 2 percentage points is now expected. Operating profit growth measured in local currencies is now expected to be in the range of 3% to 6% compared with the previous range of 1% to 5%. A negative currency impact of 3 percentage points is now expected.

The preliminary outlook for 2018 in local currencies indicates low to mid single-digit growth in both sales and operating profit. Sales growth reported in Danish kroner is expected to be 3 percentage points lower than in local currencies, and reported operating profit growth is expected to be 4 percentage points lower.

Lars Fruergaard Jørgensen, president and CEO: “We continue to deliver on our plans for 2017, and we are very pleased with the recent clinical and regulatory progress for our key products. We are currently preparing the global launch of semaglutide, which provides a unique opportunity to improve the treatment of people with type 2 diabetes.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 83 / 2017

Financial report for the period 1 January 2017 to 30 September 2017	Page 2 of 34

ABOUT NOVO NORDISK

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic conditions. Headquartered in Denmark, Novo Nordisk employs approximately 41,700 people in 77 countries, and markets its products in more than 165 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

CONFERENCE CALL DETAILS

On 1 November 2017 at 12.30 CET, corresponding to 7.30 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEBCAST DETAILS

On 2 November 2017 at 14.15 CET, corresponding to 9.15 am EDT, management will give a presentation to institutional investors and sell-side analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the webcast will be made available on the same page.

FINANCIAL CALENDAR

21 November 2017	Capital Markets Day
1 February 2018	Financial Statement for 2017
6 February 2018	PDF Version of Annual Report 2017
7 February 2018	Deadline for the company’s receipts of shareholder proposals for the Annual General Meeting 2018
23 February 2018	Printed version of the Annual Report 2017
22 March 2018	Annual General Meeting 2018
2 May 2018	Financial Statement for the first three months of 2018
8 August 2018	Financial Statement for the first six months of 2018
1 November 2018	Financial Statement for the first nine months of 2018

CONTACTS FOR FURTHER INFORMATION

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 267 809 7552	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Christina Kjær	+45 3079 3009	cnje@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 83 / 2017

Financial report for the period 1 January 2017 to 30 September 2017	Page 3 of 34

LIST OF CONTENTS
FINANCIAL PERFORMANCE		4
Consolidated financial statement for the first nine months of 2017		4
Sales development		5
Diabetes and obesity care, sales development		6
Biopharmaceuticals, sales development		11
Development in costs and operating profit		12
Financial items (net)		13
Capital expenditure and free cash flow		13
Key developments in the third quarter of 2017		13
OUTLOOK		15
RESEARCH & DEVELOPMENT UPDATE		17
SUSTAINABILITY UPDATE		20
EQUITY		21
CORPORATE GOVERNANCE		22
LEGAL MATTERS		22
MANAGEMENT STATEMENT		25
FINANCIAL INFORMATION		26
Appendix 1:	Quarterly numbers in DKK	26
Appendix 2:	Income statement and statement of comprehensive income	27
Appendix 3:	Balance sheet	28
Appendix 4:	Statement of cash flows	29
Appendix 5:	Statement of changes in equity	30
Appendix 6:	Regional sales split	31
Appendix 7:	Key currency assumptions	32
Appendix 8:	Quarterly numbers in USD (additional information)	33
Appendix 9:	Non-IFRS financial measures (additional information)	34

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 83 / 2017

Financial report for the period 1 January 2017 to 30 September 2017	Page 4 of 34

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST NINE MONTHS OF 2017

These unaudited consolidated financial statements for the first nine months of 2017 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as were applied in the Annual Report 2016 of Novo Nordisk. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) as published by the IASB that are endorsed by the EU and effective for the accounting period beginning on 1 January 2017. These IFRSs have not had a significant impact on the consolidated financial statements for the first nine months of 2017. The impact of the new standards IFRS 9, IFRS 15 and IFRS 16, which are issued, but have not yet come into effect, is described in the Annual Report 2016. The assessment of the impact is unchanged. Furthermore, the financial report including the consolidated financial statements for the first nine months of 2017 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

Amounts in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS	9M 2017	9M 2016	% change 9M 2016 to 9M 2017
DKK million
Net sales	83,704	82,208	2%

Gross profit	70,772	69,943	1%
Gross margin	84.6%	85.1%

Sales and distribution costs	20,045	20,468	(2%)
Percent of sales	23.9%	24.9%

Research and development costs	10,031	10,093	(1%)
Percent of sales	12.0%	12.3%

Administrative costs	2,666	2,796	(5%)
Percent of sales	3.2%	3.4%

Other operating income, net	890	640	39%

Operating profit	38,920	37,226	5%
Operating margin	46.5%	45.3%

Financial items (net)	(811)	(370)	119%
Profit before income taxes	38,109	36,856	3%

Income taxes	8,232	7,630	8%
Effective tax rate	21.6%	20.7%

Net profit	29,877	29,226	2%
Net profit margin	35.7%	35.6%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	2,277	2,077	10%
Capital expenditure (tangible assets)	5,636	4,559	24%

Net cash generated from operating activities	35,136	37,161	(5%)
Free cash flow	29,722	31,603	(6%)

Total assets	97,891	87,340	12%
Equity	46,946	41,327	14%
Equity ratio	48.0%	47.3%

Average number of diluted shares outstanding (million)	2,484.5	2,540.6	(2%)
Diluted earnings per share / ADR (in DKK)	12.03	11.50	5%

Full-time equivalent employees end of period	41,656	42,605	(2%)

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 83 / 2017

Financial report for the period 1 January 2017 to 30 September 2017	Page 5 of 34

SALES DEVELOPMENT

Sales increased by 2% measured in Danish kroner and by 3% in local currencies. Sales growth was realised within diabetes and obesity care with the majority of growth originating from Tresiba®, Victoza®, NovoRapid® and Saxenda®, partly offset by declining sales of Levemir®. Sales within biopharmaceuticals declined, reflecting lower sales of human growth disorder products, Vagifem® and NovoSeven®.

Sales split per therapy	Sales 9M 2017 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
The diabetes and obesity care segment
New-generation insulin	6,284	128%	129%	165%
- Tresiba®	5,447	117%	118%	138%
- Xultophy®	461	249%	251%	15%
- Ryzodeg®	327	187%	189%	10%
Modern insulin	34,029	(4%)	(3%)	(41%)
- NovoRapid®	15,457	7%	8%	56%
- Levemir®	10,772	(17%)	(17%)	(101%)
- NovoMix®	7,800	(1%)	1%	4%
Human insulin	7,608	(7%)	(5%)	(19%)
Total insulin	47,921	4%	5%	105%
Victoza®	16,868	15%	15%	103%
Other diabetes care1)	3,080	(5%)	(3%)	(4%)
Total diabetes care	67,869	6%	7%	204%
Obesity (Saxenda®)	1,865	80%	77%	37%
Diabetes and obesity care total	69,734	7%	8%	241%
The biopharmaceuticals segment
Haemophilia2)	7,719	1%	1%	5%
- NovoSeven®	6,775	(2%)	(2%)	(7%)
- NovoEight®	829	35%	35%	10%
Human growth disorders	4,946	(25%)	(24%)	(73%)
Other biopharmaceuticals3)	1,305	(54%)	(54%)	(73%)
Biopharmaceuticals total	13,970	(18%)	(18%)	(141%)
Total sales	83,704	2%	3%	100%

1) Primarily NovoNorm®and needles.

2) Comprises NovoSeven®, NovoEight® and NovoThirteen®.

3) Primarily Vagifem® and Activelle®.

Both International Operations and North America Operations contributed to sales growth with 97% and 3% respectively. Within International Operations, the main growth contributors were Region Europe, Region AAMEO (Africa, Asia, Middle East and Oceania), Region China and Region Latin America. Sales growth in Region Latin America

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Financial report for the period 1 January 2017 to 30 September 2017	Page 6 of 34

of 17% measured in local currencies was 9 percentage points positively impacted by inflationary price effects in countries with high inflation. Sales growth in North America Operations was negatively impacted by approximately 5 percentage points due to the negative impact from the launch of a generic version of Vagifem® and the non-recurring adjustments to rebates in the Medicaid patient segment in the first quarter of 2016 predominantly related to Norditropin®, both in the USA.

Sales split per region	Sales 9M DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
North America Operations	43,575	0%	0%	3%
- USA	41,952	0%	0%	(1%)
International Operations	40,129	3%	5%	97%
- Region Europe	15,771	2%	4%	26%
- Region AAMEO	8,950	4%	6%	25%
- Region China	8,199	4%	6%	24%
- Region Japan & Korea	4,502	(1%)	2%	4%
- Region Latin America	2,707	16%	17%	18%
Total sales	83,704	2%	3%	100%

Please refer to appendix 6 for further details on sales in the first nine months of 2017.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from August 2017 and August 2016 provided by the independent data provider IMS Health.

DIABETES AND OBESITY CARE, SALES DEVELOPMENT

Sales of diabetes and obesity care products increased by 7% measured in Danish kroner and by 8% in local currencies to DKK 69,734 million. Novo Nordisk is the world leader in diabetes care with a global value market share of 27%.

Insulin

Sales of insulin increased by 4% measured in Danish kroner and 5% in local currencies to DKK 47,921 million. Measured in local currencies, sales growth was driven by both North America Operations and International Operations where Region AAMEO, Region China, Region Europe and Region Latin America contributed to growth. Novo Nordisk is the global leader with 47% of the total insulin market and 45% of the market for modern insulin and new-generation insulin, both measured in volume.

Sales of new-generation insulin (Tresiba®, Xultophy®, Ryzodeg® and Fiasp®) reached DKK 6,284 million compared with DKK 2,752 million in 2016.

Sales of Tresiba® (insulin degludec), the once-daily new-generation insulin, reached DKK 5,447 million compared with DKK 2,506 million in 2016. The roll-out of Tresiba®

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Financial report for the period 1 January 2017 to 30 September 2017	Page 7 of 34

continues and the product has been launched in 56 countries. In the USA where Tresiba® was launched broadly in January 2016, the product maintains wide commercial and Medicare Part D formulary coverage. Generally, Tresiba® has shown solid penetration in markets with reimbursement at a similar level to insulin glargine U100, whereas penetration remains modest in markets with restricted market access. In September 2017, Novo Nordisk obtained the approval of Tresiba® in China. Novo Nordisk expects to launch Tresiba® in China without reimbursement and with limited market access in the first quarter of 2018.

Sales of Xultophy®, a once-daily combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), reached DKK 461 million compared with DKK 132 million in 2016. Sales growth was driven by both International Operations, where predominantly Region Europe contributed to growth, and North America Operations. Xultophy® has now been launched in 16 countries; in the USA launched under the brand name Xultophy® 100/3.6 in May 2017.

Sales of Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, reached DKK 327 million compared with DKK 114 million in 2016. Sales growth was driven by International Operations, where Region Japan & Korea and Region AAMEO contributed to growth. Ryzodeg® has now been marketed in 14 countries, and feedback from patients and prescribers remains encouraging.

The novel mealtime insulin Fiasp®, fast-acting insulin aspart, received marketing authorisation from the European Commission in the first quarter of 2017 and approvals were also received in Norway, Iceland and Canada. In September 2017, Novo Nordisk received the approval of Fiasp® in the USA. Fiasp® is expected to be launched in the USA in fourth quarter of 2017 and has now been launched in eight countries including recent launches in the UK and Germany.

Sales of modern insulin decreased by 4% in Danish kroner and by 3% in local currencies to DKK 34,029 million. The decline reflects lower sales in North America Operations of Levemir® due to price pressure in the basal insulin segment as well as the impact following the introduction of the new-generation insulin Tresiba® and lower NovoMix® sales, as the pre-mix insulin market continues to decline. Sales growth within International Operations partly offset the declining sales, where Region China and Region AAMEO were the main contributors to growth. Sales of modern insulin and new- generation insulin in total constitute 84% of Novo Nordisk’s sales of insulin measured in value.

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Financial report for the period 1 January 2017 to 30 September 2017	Page 8 of 34

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market
	August 2017	August 2016	August 2017	August 2016
Global	47%	46%	45%	45%
North America Operations	38%	37%	39%	38%
USA	38%	37%	40%	38%
International Operations	50%	50%	48%	48%
Region Europe	44%	46%	44%	45%
Region AAMEO*	56%	57%	51%	52%
Region China**	59%	59%	61%	61%
Region Japan & Korea	49%	49%	49%	48%
Region Latin America***	42%	40%	40%	40%

Source: IMS, August 2017 data MAT. * Data for 11 selected private markets representing approximately 70% of total Novo Nordisk’s diabetes care sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan. *** Data for three selected private markets representing approximately 70% of total Novo Nordisk’s diabetes care sales in the region.

North America Operations

Sales of insulin in North America Operations increased by 3% in both Danish kroner and in local currencies. Sales growth was driven by higher sales of Tresiba® and NovoLog® due to underlying volume growth of both the basal and short-acting insulin market and market share gain in the basal insulin segment. Sales growth was partly countered by lower Levemir® sales due to lower realised prices for basal insulin as well as an impact from patients switching to Tresiba®. 57% of Novo Nordisk’s volume of the new- generation insulin and modern insulin in the USA is used in the prefilled devices FlexPen® and FlexTouch®.

International Operations

Sales of insulin in International Operations increased by 4% in Danish kroner and by 6% in local currencies. Sales growth was driven by both new-generation insulin and modern insulin, partly offset by declining human insulin sales.

Region Europe

Sales of insulin in Region Europe increased by 2% in Danish kroner and by 3% in local currencies. Sales were driven by Xultophy® and the continued penetration of Tresiba® as well as a positive contribution from both NovoRapid® and Fiasp® across the region, partly offset by contracting Levemir® sales reflecting the continued roll-out of Tresiba® as well as declining human insulin and NovoMix® sales.

Region AAMEO

Sales of insulin in Region AAMEO increased by 6% in Danish kroner and by 9% in local currencies. The sales growth is reflecting the growth of the overall diabetes care market driven by modern insulins as well as the new-generation insulin Tresiba® and Ryzodeg®, partly offset by declining human insulin sales. Currently, 63% of Novo Nordisk’s insulin volume in the major private markets in Region AAMEO is used in devices.

Region China

Sales of insulin in Region China increased by 5% in Danish kroner and by 8% in local currencies. The sales growth is driven by continued growth in the modern insulin

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Financial report for the period 1 January 2017 to 30 September 2017	Page 9 of 34

products, where Novo Nordisk has improved its market share in each insulin segment, partly offset by declining human insulin sales.

Region Japan & Korea

Sales of insulin in Region Japan & Korea decreased by 3% in Danish kroner and were unchanged in local currencies. The sales development in local currencies reflects lower modern insulin and human insulin sales in the region reflecting the declining insulin volume market in Japan which is offset by continued positive uptake of Ryzodeg® and positive contribution from Tresiba® in Japan and Korea.

Region Latin America

Sales of insulin in Region Latin America increased by 17% in Danish kroner and by 20% in local currencies. The sales development reflects the continued growth of the modern insulins and strong uptake of Tresiba® as well as modest growth of human insulin. Currently, 45% of Novo Nordisk’s insulin volume in the major private markets in Region Latin America is used in devices, primarily FlexPen® and FlexTouch®.

Victoza® (GLP-1 therapy for type 2 diabetes)

Victoza® sales increased by 15% in both Danish kroner and in local currencies to DKK 16,868 million. Sales growth is predominantly driven by North America Operations comprising 89% share of growth. The GLP-1 segment’s value share of the total diabetes care market has increased to 11.3% compared with 9.1% 12 months ago. Victoza® is the market leader in the GLP-1 segment with a 51% value market share.

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market
	August 2017	August 2016	August 2017	August 2016
Global	11.3%	9.1%	51%	60%
North America Operations	13.3%	10.6%	50%	58%
USA	13.4%	10.7%	50%	57%
International Operations	6.3%	5.7%	58%	68%
Region Europe	10.2%	9.4%	60%	68%
Region AAMEO*	2.5%	2.3%	49%	57%
Region China**	0.9%	0.9%	65%	53%
Region Japan & Korea	4.3%	3.0%	44%	65%
Region Latin America***	5.1%	4.2%	79%	91%

Source: IMS, August 2017 data MAT. * Data for 11 selected private markets representing approximately 70% of Novo Nordisk’s total diabetes care sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan. *** Data for three selected private markets representing approximately 70% of Novo Nordisk’s total diabetes care sales in the region.

North America Operations

Sales of Victoza® in North America Operations increased by 19% in both Danish kroner and in local currencies. Sales growth is driven by an underlying prescription volume growth of the GLP-1 class of more than 20% in the USA, a positive impact from higher realised prices and higher inventory levels. The growth of the GLP-1 market continues to be driven by a competing once-weekly product and Victoza®. The value share of the GLP-1 class of the total North American diabetes care market has increased to 13.3%.

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Financial report for the period 1 January 2017 to 30 September 2017	Page 10 of 34

Despite intensified competition, Victoza® is still the market leader in the GLP-1 class with a 50% value market share.

International Operations

Sales of Victoza® in International Operations increased by 5% in Danish kroner and by 6% in local currencies. Sales growth is driven by Region AAMEO, Region Latin America, Region Europe and Region China. The value share of the GLP-1 class of the total International Operations diabetes care market has increased to 6.3% from 5.7% in 2016. Victoza® is the market leader with a 58% value market share.

Region Europe

Sales in Region Europe were unchanged in Danish kroner and increased by 2% in local currencies. The sales growth in local currencies was driven by United Kingdom, Germany and the Nordic countries partly offset by declining sales in selected countries reflecting intensified competition from a once-weekly GLP-1 product. In Region Europe, the share of the GLP-1 class of the total diabetes care market in value has increased to 10.2%. Despite intensified competition, Victoza® remains the market leader in Region Europe in the GLP-1 class with a 60% value market share.

Region AAMEO

Sales in Region AAMEO increased by 26% in both Danish kroner and in local currencies. Sales growth is primarily driven by a number of countries in the Middle East as well as India, Russia, and Egypt. The value share of the GLP-1 class of the total diabetes care market increased to 2.5%. Victoza® is the GLP-1 market leader across Region AAMEO with a value market share of 49%.

Region China

Sales in Region China increased by 9% in Danish kroner and by 10% in local currencies. In China, the GLP-1 class only represents 0.9% of the total diabetes care market measured in value, and Victoza® holds a GLP-1 value market share in the class of 65%. In July 2017, Victoza® was the first GLP-1 to be listed on the Chinese National Reimbursement Drug List, and provincial reimbursement is now in the process of being implemented across the country.

Region Japan & Korea

Sales in Region Japan & Korea decreased by 4% in Danish kroner and by 2% in local currencies. The sales development reflects the intensified competition which is partly offset by continued expansion of the GLP-1 market in Japan. In Region Japan & Korea, the GLP-1 class represents 4.3% of the total diabetes care market value compared with 3.0% in 2016. Victoza® remains the leader in the class with a value market share of 44%.

Region Latin America

Sales in Region Latin America increased by 20% in Danish kroner and by 15% in local currencies. The sales growth reflects the continued expansion of the GLP-1 markets across the region. In Region Latin America, the GLP-1 class represents 5.1% of the total

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Financial report for the period 1 January 2017 to 30 September 2017	Page 11 of 34

diabetes care market value compared with 4.2% in 2016. Victoza® remains the leader in the class with a value market share of 79%.

Other diabetes care

Sales of other diabetes care products, which predominantly consist of oral antidiabetic products and needles, declined by 5% in Danish kroner and by 3% in local currencies to DKK 3,080 million. Declining sales were seen in International Operations, where all regions apart from Region AAMEO and Region Latin America experienced lower sales, as well as lower sales in North America Operations.

Saxenda® (obesity care)

Sales of Saxenda®, liraglutide 3 mg for weight management, increased by 80% in Danish kroner and by 77% in local currencies to DKK 1,865 million. Sales growth was driven by both North America Operations and International Operations, where Region Latin America, especially Brazil, Region AAMEO and Region Europe contributed to growth. Saxenda® was launched in May 2015 in the USA and has obtained broad commercial formulary market access, but generally with prior authorisation requirements. Saxenda® has now been launched in 23 countries.

BIOPHARMACEUTICALS, SALES DEVELOPMENT

Sales of biopharmaceutical products declined by 18% measured in both Danish kroner and in local currencies to DKK 13,970 million. Sales were declining in North America Operations reflecting a negative impact of 24 percentage points from a generic version of the hormone replacement therapy product Vagifem® and from rebate adjustments for human growth hormone in Q1 2016, both in the USA. Sales in International Operations declined by 1% in Danish kroner and increased by 1% in local currencies.

Haemophilia

Sales of haemophilia products increased by 1% measured in both Danish kroner and in local currencies to DKK 7,719 million. The sales increase was primarily driven by NovoSeven® and the roll-out of NovoEight® in Region Europe. This was partly offset by lower NovoSeven® sales in Region Latin America, Region AAMEO and Region Japan & Korea as well as North America Operations.

Human growth disorders

Sales of human growth disorder products decreased by 25% measured in Danish kroner and by 24% in local currencies to DKK 4,946 million. The sales decline reflects the significant positive non-recurring adjustment in the USA in the first quarter of 2016, related to rebates in the Medicaid patient segment for the period 2010-2015, as well as an impact from intensified competition impacting realised prices and to some extent volumes in the USA. Declining sales was also observed in International Operations driven by Region AAMEO and Region Europe partly offset by Region Japan & Korea. Novo Nordisk is the leading company in the global human growth disorder market with a 29% market share measured in volume.

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Other biopharmaceuticals

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, declined by 54% measured in both Danish kroner and in local currencies to DKK 1,305 million. The sales decline reflects a negative impact from the launch of a generic version of Vagifem® in the USA in the fourth quarter of 2016.

DEVELOPMENT IN COSTS AND OPERATING PROFIT

The cost of goods sold increased by 5% in Danish kroner and by 6% in local currencies to DKK 12,932 million, resulting in a gross margin of 84.6% measured in both Danish kroner and in local currencies, compared with 85.1% in 2016. The gross margin was negatively impacted by lower prices primarily reflecting intensified competition in the insulin segment and the non-recurring Medicaid rebate adjustments in 2016, both in the USA. In addition, the gross margin was negatively impacted by asset impairments and slightly lower capacity utilisation. The gross margin development was partly offset by a positive contribution from product mix due to higher Victoza® and Tresiba® sales, countered by lower sales of Vagifem® following the launch of a generic version in the USA.

Sales and distribution costs decreased by 2% in Danish kroner and by 1% in local currencies to DKK 20,045 million. The decline in sales and distribution costs reflects lower promotional activities in the USA following the Tresiba® launch in 2016, reduced manning and broad cost control initiatives, partly offset by increased sales force and promotional costs in Region Latin America and Region China as well as increased costs related to legal cases.

Research and development costs decreased by 1% in Danish kroner and remained broadly unchanged in local currencies to DKK 10,031 million. The development in costs measured in local currencies reflects an increase in development costs due to the PIONEER programme for oral semaglutide, where all 10 planned trials have now been fully recruited, partly countered by an impact related to the completion of the cardiovascular outcomes trial DEVOTE and by lower biopharmaceuticals development costs following the completion of the regulatory process for N9-GP. The increase in development costs were partially offset by lower research costs following the updated R&D strategy announced in October 2016 leading to the discontinuation of a number of research projects.

Administration costs decreased by 5% in Danish kroner and by 4% in local currencies to DKK 2,666 million. The lower administrative costs are mainly related to general cost control initiatives.

Other operating income (net) was DKK 890 million compared with DKK 640 million in 2016. The increase in Other operating income reflects the positive contribution from the divestment of the C5aR inflammation asset to Innate Pharma in the third quarter of 2017.

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Operating profit increased by 5% in Danish kroner and by 6% in local currencies to DKK 38,920 million.

FINANCIAL ITEMS (NET)

Financial items (net) showed a loss of DKK 811 million compared with a loss of DKK 370 million in 2016. In line with Novo Nordisk’s treasury policy, Novo Nordisk hedges the most significant foreign exchange risks for the group mainly through foreign exchange forward contracts. The foreign exchange (net) result was a loss of DKK 740 million compared with a loss of DKK 349 million in 2016. The development in the first nine months of 2017 primarily reflects loss on foreign exchange hedging involving the US dollar and Chinese yuan versus the Danish krone.

The financial items (net) for the first nine months of 2017 is after a positive market value of financial contracts as per the end of September 2017 of approximately DKK 2 billion has been deferred for income recognition later in 2017 and 2018.

CAPITAL EXPENDITURE AND FREE CASH FLOW

Net capital expenditure for property, plant and equipment was DKK 5.6 billion compared with DKK 4.6 billion in 2016. Net capital expenditure was primarily related to investments in a new production facility for a range of diabetes active pharmaceutical ingredients in Clayton, North Carolina, USA, a new diabetes care filling capacity in Hillerød, Denmark and an expansion of the manufacturing capacity for biopharmaceutical products in Kalundborg, Denmark.

Free cash flow was DKK 29.7 billion compared with DKK 31.6 billion in 2016. The decrease of 6% compared with 2016 primarily reflects a negative impact from higher income taxes paid.

KEY DEVELOPMENTS IN THE THIRD QUARTER OF 2017

Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for details on sales in the third quarter of 2017.

Sales in the third quarter of 2017 decreased by 3% in Danish kroner and increased by 2% in local currencies compared with the same period in 2016. Sales growth measured in local currencies was driven by new-generation insulin, Victoza®, Saxenda® and NovoSeven® partly offset by Vagifem®, modern insulin, human growth disorders and human insulin. From a geographic perspective, sales growth in local currencies was driven by International Operations growing by 7%, partly offset by a decline in sales of 3% in North America Operations. The declining sales in North America Operations reflect lower Vagifem® sales following the launch of a generic version and an impact from rebate and price adjustments for diabetes care products, both in the USA.

The gross margin was 83.9% in the third quarter of 2017 compared with 85.5% in the same period last year. The decline of 1.6 percentage points of the gross margin reflects a negative currency impact of 0.9 percentage point, a negative price effect in the USA,

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partly related to rebate and price adjustments as well as slightly lower capacity utilisation for certain products, partly offset by a positive impact from product mix.

Sales and distribution costs decreased by 5% in Danish kroner and by 1% in local currencies compared with the same period in 2016 reflecting lower promotional activities in the USA following the Tresiba® launch in 2016, reduced manning and broad cost control initiatives, partly offset by increased sales and distribution costs in International Operations across all regions.

Research and development costs decreased by 4% in Danish kroner and by 2% in local currencies compared with the same period in 2016. The decrease in costs is driven by lower research costs following the updated R&D strategy announced in October 2016 leading to the discontinuation of a number of research projects. Development costs increased predominantly due to the PIONEER development programme for oral semaglutide and other diabetes care development programmes partly offset by lower costs related to the completion of the cardiovascular outcomes trial DEVOTE.

Administrative costs decreased by 12% in Danish kroner and by 9% in local currencies compared with the same period in 2016. The declining costs reflect severance costs in third quarter of 2016 as well as general cost control initiatives.

Other operating income (net) was DKK 423 million in the third quarter of 2017 compared with DKK 202 million in the same period last year. The increase in Other operating income reflects the positive contribution from the divestment of the C5aR inflammation asset to Innate Pharma.

Operating profit decreased by 3% in Danish kroner and increased by 5% in local currencies compared with the same period in 2016.

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OUTLOOK

OUTLOOK 2017

The current expectations for 2017 are summarised in the table below:

Expectations are as reported,	Expectations	Expectations
if not otherwise stated	November 1, 2017	9 August 2017
Sales growth
in local currencies	2% to 3%	1% to 3%
as reported	Around 2 percentage points lower	Around 3 percentage points lower
Operating profit growth
in local currencies	3% to 6%	1% to 5%
as reported	Around 3 percentage points lower	Around 4 percentage points lower
Financial items (net)	Loss of around DKK 0.3 billion	Loss of around DKK 0.2 billion
Effective tax rate	21% to 22%	21% to 22%
Capital expenditure	Around DKK 9 billion	Around DKK 9.5 billion
Depreciation, amortisation and impairment losses	Around DKK 3.5 billion	Around DKK 3.0 billion
Free cash flow	DKK 30-34 billion	DKK 29-33 billion

For 2017, sales growth is now expected to be in the range of 2% to 3% growth, measured in local currencies. This reflects expectations for continued robust performance for Victoza® and Tresiba® as well as a contribution from Saxenda® and Xultophy®. This is expected to be partly countered by an impact from lower realised prices in the USA, especially in the basal insulin and growth hormone segments, the loss of exclusivity for Vagifem® in the USA and further intensifying global competition within diabetes care and biopharmaceuticals. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 2 percentage points lower than the local currency level.

For 2017, operating profit growth is now expected to be in the range of 3% to 6% growth, measured in local currencies. The increased expectation for operating profit growth primarily reflects the updated outlook for sales growth and the impact from broad cost control measures. The outlook also reflects a planned increase in fourth quarter of 2017 in the sales and distribution cost ratio to support commercialisation efforts for key products as well as in the research and development cost ratio to support the progress of Novo Nordisk’s pipeline. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 3 percentage points lower than the local currency level.

For full year 2017, Novo Nordisk now expects financial items (net) to amount to a loss of around DKK 0.3 billion. The current expectation for full year 2017 reflects losses on non-hedged currencies partly offset by gains associated with foreign exchange hedging contracts, mainly related to the US dollar and Japanese yen versus the Danish krone. The expectation for financial items (net) reflects that approximately DKK 0.6

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billion in relation to foreign exchange hedging contracts as per 27 October 2017 would be deferred for income recognition in 2018.

The effective tax rate for 2017 is expected to be in the range of 21-22%, a level broadly similar to the statutory corporate tax rate in Denmark of 22%.

Capital expenditure is now expected to be around DKK 9 billion in 2017, primarily related to investments in additional capacity for active pharmaceutical ingredient production within diabetes care, a capacity expansion of the diabetes care filling and an expansion of the manufacturing capacity for biopharmaceutical products. Depreciation, amortisation and impairment losses are now expected to be around DKK 3.5 billion. Free cash flow is now expected to be DKK 30-34 billion.

With regard to the financial outlook for 2018, Novo Nordisk expects to provide detailed guidance on expectations in connection with the release of the full-year financial results for 2017 on 1 February 2018. At present, the preliminary plans for 2018 in local currencies indicate low to mid single-digit growth in sales and low to mid single- digit growth in operating profit. The preliminary plans reflect expectations for continued robust performance of Victoza®, of the portfolio of new-generation insulins and modern insulins as well as a positive sales contribution from Saxenda® and the expected launch of semaglutide. Sales growth from these products are expected to be partly countered by intensifying global competition both within diabetes care and biopharmaceuticals, especially within the haemophilia inhibitor segment, as well as continued pricing pressure within diabetes care especially in the USA. Overall, the expectations are based on an assumption of a broadly unchanged global macroeconomic environment. Given the current level of exchange rates versus the Danish krone, reported sales growth in 2018 is expected to be 3 percentage points lower than in local currencies and reported operating profit growth in 2018 is expected to be 4 percentage points lower.

All of the above expectations are based on the assumptions that the global economic and political environment will not significantly change business conditions for Novo Nordisk during 2017 and 2018, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

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Key invoicing currencies	Impact on Novo Nordisk’s operating profit in the next 12 months of a 5% immediate movement in currency	Hedging period (months)
USD	DKK 1,900 million	12
CNY	DKK 305 million	6*
JPY	DKK 185 million	12
GBP	DKK 85 million	12
CAD	DKK 80 million	11

* Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in Financial items (net).

RESEARCH & DEVELOPMENT UPDATE

DIABETES

CHMP endorses Tresiba® (NN1250) label update in the EU – new label reflects significant reduction in the risk of severe hypoglycaemia

In September 2017, Novo Nordisk announced that the Committee for Medicinal Products for Human Use (CHMP), under the European Medicines Agency (EMA), had endorsed an update of the EU label with immediate effect for Tresiba® (insulin degludec) to include results from the DEVOTE trial on severe hypoglycaemia. DEVOTE is a randomised, multinational and double-blinded trial conducted to confirm the cardiovascular safety of Tresiba® compared to insulin glargine U100 when added to standard of care, in people with type 2 diabetes.

In the DEVOTE trial, the primary endpoint was achieved by demonstrating non- inferiority of major adverse cardiovascular events with Tresiba® compared to insulin glargine U100.

Severe hypoglycaemia was evaluated as a secondary endpoint in the trial and 27% fewer patients in the Tresiba® treated group experienced an episode of severe hypoglycaemia, resulting in a 40% overall rate reduction of total episodes of adjudicated severe hypoglycaemia. Furthermore, patients in the Tresiba® treated group experienced a 53% relative reduction in the rate of nocturnal severe hypoglycaemia. These differences were all statistically significant.

Novo Nordisk’s new fast-acting mealtime insulin Fiasp® (NN1218) approved in the USA In September 2017, Novo Nordisk announced that the US Food and Drug Administration (FDA) had approved Fiasp® (fast-acting insulin aspart), a new fast-acting mealtime insulin, for the treatment of adults with diabetes. The FDA’s decision comes after Fiasp® in clinical trials demonstrated benefits for people in need of improved overall glucose control. Fiasp® is an innovative formulation of insulin aspart (NovoLog®), developed with the aim of obtaining pharmacokinetic and pharmacodynamic properties that more

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closely match the natural physiological insulin mealtime response of a person without diabetes. In clinical trials, Fiasp® has demonstrated clinically relevant improvement in long-term glucose level (HbA1c). These results were achieved with a comparable overall rate of severe or blood-sugar confirmed hypoglycaemia between Fiasp® and insulin aspart.

Victoza® (NN2211) approved in the USA as the only type 2 diabetes treatment indicated to reduce the risk of major adverse cardiovascular events

In August 2017, the FDA approved a new indication for Victoza® (liraglutide) to reduce the risk of major adverse cardiovascular (CV) events in adults with type 2 diabetes and established CV disease. The FDA’s decision was based on the results from the LEADER trial, which demonstrated that Victoza® statistically significantly reduced the risk of cardiovascular death, non-fatal heart attack or non-fatal stroke by 13% vs placebo, when added to standard of care. The reduction reflects that 14.9% of patients on placebo experienced cardiovascular death, non-fatal heart attack or non-fatal stroke versus 13.0% of patients on Victoza®; the absolute risk reduction for Victoza® was 1.9 percentage points. The overall risk reduction was derived from a statistically significant 22% reduction in cardiovascular death with Victoza® treatment vs placebo, with 6.0% of patients on placebo experiencing a cardiovascular death versus 4.7% of patients on Victoza® leading to an absolute risk reduction for Victoza® of 1.3 percentage points, as well as non-significant reductions in non-fatal heart attack and non-fatal stroke.

LEADER was a multicentre, international, randomised, double-blind, placebo-controlled trial, investigating the long-term (3.5–5 years) effects of Victoza® compared to placebo, both in addition to standard of care, in people with type 2 diabetes at high risk of major cardiovascular events. The landmark LEADER trial was initiated in September 2010 and randomised 9,340 people with type 2 diabetes from 32 countries.

Semaglutide (NN9536) superior to dulaglutide on glucose control and weight loss in people with type 2 diabetes in SUSTAIN 7

In August 2017, Novo Nordisk announced the SUSTAIN 7 trial results, demonstrating that people with type 2 diabetes treated with once-weekly semaglutide experienced superior reduction in HbA1c and body weight compared to treatment with dulaglutide. The 40-week trial investigated the efficacy and safety of 0.5 mg semaglutide compared with 0.75 mg dulaglutide and 1.0 mg semaglutide compared with 1.5 mg dulaglutide, when added to metformin.

From a mean baseline HbA1c of 8.2%, 0.5 mg semaglutide achieved a statistically significant and superior reduction of 1.5% compared with a reduction of 1.1% with 0.75 mg dulaglutide. People treated with 1.0 mg semaglutide experienced a statistically significant and superior reduction of 1.8% compared with a reduction of 1.4% with 1.5 mg dulaglutide.

Using the American Diabetes Association (ADA) treatment target of HbA1c below or equal to 7.0%, 68% of people treated with 0.5 mg semaglutide, compared with 52% of people treated with 0.75 mg dulaglutide, reached the treatment goal, and 79% of

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people treated with 1.0 mg semaglutide, compared to 67% with 1.5 mg dulaglutide reached the treatment goal. Using the American Association of Clinical Endocrinologists (AACE) treatment target of HbA1c below or equal to 6.5%, 49% of people treated with 0.5 mg semaglutide compared with 34% of people treated with 0.75 mg dulaglutide reached the treatment goal, and 67% of people treated with 1.0 mg semaglutide compared to 47% with 1.5 mg dulaglutide reached the treatment goal.

Furthermore, from a mean baseline body weight of 95 kg and a BMI of 33.5 kg/m2, people treated with 0.5 mg semaglutide experienced a statistically significant and superior weight loss of 4.6 kg compared to 2.3 kg with 0.75 mg dulaglutide. People treated with 1.0 mg semaglutide experienced a statistically significant and superior weight loss of 6.5 kg compared to 3.0 kg with 1.5 mg dulaglutide. 44% of people treated with 0.5 mg semaglutide compared with 23% of people treated with 0.75 mg dulaglutide achieved more or equal to 5% body weight loss and 63% of people with 1.0 mg semaglutide compared with 30% of people treated with 1.5 mg dulaglutide.

In the trial, semaglutide demonstrated a safe and well-tolerated profile consistent with results from the SUSTAIN programme. The most common adverse event for both semaglutide dosages was mild to moderate nausea, which was overall comparable to dulaglutide and diminished over time. Premature treatment discontinuation due to adverse events was less than 10% across all treatment groups. The number of people reporting an adverse event of diabetic retinopathy was low and comparable in both the semaglutide and dulaglutide groups (4 and 5 events, respectively).

Semaglutide (NN9536) received positive 16-0 vote in favour of approval from FDA Advisory Committee

In December 2016, Novo Nordisk submitted the New Drug Application (NDA) to the FDA for once-weekly semaglutide based on a global development programme involving more than 8,000 adults with type 2 diabetes in eight SUSTAIN phase 3a clinical trials, including a cardiovascular outcomes trial. In October 2017, the FDA called for an Endocrinologic and Metabolic Drugs Advisory Committee (EMDAC), where the panel members were asked to discuss whether Novo Nordisk had provided adequate evidence to establish the efficacy and safety profile of semaglutide for the treatment of type 2 diabetes in adults. The members of the EMDAC voted 16-0 in favour of the approval of once-weekly semaglutide to improve glycaemic control in adults with type 2 diabetes.

One member of the committee abstained.

BIOPHARMACEUTICALS

Novo Nordisk has completed the main phase of the phase 3a trial with NovoEight® (NN7008) in paediatric previously untreated patients with haemophilia A

Novo Nordisk has completed the main phase of the guardian 4 trial with NovoEight®. The guardian 4 trial is a prospective phase 3a trial evaluating safety and efficacy of NovoEight® in previously untreated patients (age <6 years). The primary endpoint in the trial was the incidence rate of FVIII inhibitors in the main phase of the trial.

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In the main phase, 24 out of 56 patients (42.9%) developed an inhibitor, which is within the range of expectation for the patient population recruited for the trial. Analysis demonstrated that the presence of a high-risk gene mutation was the only associated risk factor for inhibitor development. No other safety concerns were observed in the trial. The extension phase of the guardian 4 trial is ongoing and the trial is expected to conclude in second half of 2018.

Concizumab (NN7415) phase 2 trials initiated

In August 2017, Novo Nordisk initiated two phase 2 trials for concizumab named explorer 4 and explorer 5. Explorer 4 is a global open-label randomised trial including 24 people with haemophilia A or B with inhibitors. The trial objective is to demonstrate that concizumab is efficacious in preventing bleeding episodes in comparison to on- demand-treatment and to establish the safety of the use of rFVIIa for the treatment of breakthrough bleeding episodes in people with haemophilia A or B with inhibitors. Explorer 5 is a global open-label trial including 30 people with haemophilia A. The trial objective is to demonstrate that concizumab is efficacious in preventing bleeding episodes in people with haemophilia A.

SUSTAINABILITY UPDATE

The number of employees in Novo Nordisk decreased by 2.2%

The number of full-time equivalent employees at the end of the first nine months of 2017 decreased by 2.2% compared with 12 months ago. The total number of employees was 42,247, corresponding to 41,656 full-time positions. The decrease is the result of workforce reductions in North America Operations and Region Europe effectuated in the last quarter of 2016 and the transferral of the Steno Diabetes Center to the Capital Region of Denmark as of 1 January 2017. Areas in which there was notable growth include Region AAMEO and the Global Shared Service Center in Bangalore, India.

Cities Changing Diabetes partnership set goals to prevent more than 100 million new diabetes cases by 2045

An international coalition of cities has called for an ambitious global goal to prevent more than 100 million new cases of diabetes by 2045. The target is set out alongside new research in a report launched in October by the Cities Changing Diabetes partnership at a global summit in Houston, Texas. Achieving the goal requires cutting rates of obesity by a quarter, which would prevent more than 100 million people globally developing diabetes and could lead to savings of USD 200 billion annually by 2045.

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EQUITY

Total equity was DKK 46,946 million at the end of the first nine months of 2017, equivalent to 48.0% of total assets, compared with 47.3% at the end of the first nine months of 2016. Please refer to appendix 5 for further elaboration of changes in equity.

2017 share repurchase programme

On 9 August 2017, Novo Nordisk announced a share repurchase programme of DKK 3.9 billion to be executed from 9 August to 30 October 2017, as part of an overall 2017 programme of up to DKK 16 billion to be executed during a 12-month period. The purpose of the programme is to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the programme, Novo Nordisk has repurchased 12,943,860 B shares for an amount of DKK 3.9 billion in the period from 9 August to 30 October 2017. The programme was concluded on 30 October 2017.

As of 30 October 2017, Novo Nordisk A/S and its wholly-owned affiliates owned 45,995,383 of its own B shares, corresponding to 1.8% of the total share capital.

As of 30 October 2017, Novo Nordisk A/S has repurchased a total of 44,891,831 B shares equal to a transaction value of DKK 12.2 billion under the up to DKK 16 billion programme beginning 2 February 2017. The Board of Directors has based on the increased expectations for cash flow generation in 2017 approved an expansion of the 2017 share repurchase programme with DKK 1.0 billion to DKK 17 billion.

The execution of Novo Nordisk’s 2017 share repurchase programme of DKK 17 billion to be executed during a 12-month period beginning 2 February 2017 continues, and a new share repurchase programme has been initiated in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR). For that purpose, Novo Nordisk has appointed Nordea Danmark, filial af Nordea Bank AB (publ) as lead manager to execute the programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital and to meet obligations arising from share-based incentive programmes. Under the agreement, Nordea Danmark, filial af Nordea Bank AB (publ) will repurchase shares on behalf of Novo Nordisk for an amount of DKK 4.8 billion during the trading period starting today, 1 November and ending on 30 January 2018. A maximum of 641,356 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on Nasdaq Copenhagen during the month of October 2017, and a maximum of 37,198,648 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

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CORPORATE GOVERNANCE

Changes in Novo Nordisk’s management

As of 1 October 2017, Camilla Sylvest was appointed executive vice president of Commercial Strategy & Corporate Affairs. She will be overall responsible for the company’s corporate functions within marketing, market access, strategy, communication, stakeholder relations and sustainability.

Camilla Sylvest has from August 2015 to September 2017 served as senior vice president and general manager of Novo Nordisk’s Region China. She started her career in Novo Nordisk in 1996, following which she had roles in headquarters and regions within pricing, health economics, marketing and sales effectiveness. She holds an MSc in Economics from University of Southern Denmark and an Executive MBA from Scandinavian International Management Institute.

Furthermore, effective from 15 August 2017, Doug Langa, head of North America Operations was promoted to executive vice president. His responsibilities remain unchanged. Doug Langa joined the company in 2011 and has over 25 years of experience in the pharmaceutical and medical device industry. He graduated from Widener University and earned his MBA from Fordham University.

With these changes, the members of Novo Nordisk’s Executive Management are:

•	Lars Fruergaard Jørgensen, president and CEO
•	Jesper Brandgaard, EVP, CFO and head of Biopharm
•	Maziar Mike Doustdar, EVP, International Operations (based in Zurich, Switzerland)
•	Lars Green, EVP, Business Services & Compliance
•	Doug Langa, EVP, North America Operations (based in Princeton, New Jersey, USA)
•	Camilla Sylvest, EVP, Commercial Strategy & Corporate Affairs
•	Mads Krogsgaard Thomsen, EVP, chief science officer
•	Henrik Wulff, EVP, Product Supply

Only Danish-based members of Executive Management are registered with the Danish Business Authority.

LEGAL MATTERS

Novo Nordisk reaches resolution with the US federal government and various states about an investigation concerning sales and marketing practices for Victoza®

On 5 September 2017, Novo Nordisk announced a resolution with the US federal government and various states about an investigation launched in February 2011 concerning sales and marketing practices for Victoza®. The settlement resolved claims alleging Novo Nordisk did not fully comply with communicating safety information based on a U.S. Food and Drug Administration (FDA)-approved Risk Evaluation and Mitigation

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Strategy (REMS) for Victoza®. In connection with this settlement, Novo Nordisk has also resolved several private whistle-blower cases related to the government’s investigation.

Novo Nordisk has been informed that allegations raised in a separate whistle-blower lawsuit relating to the promotion of Victoza® from 2015 to the present, a period outside the scope of the underlying US federal government investigation, will not be pursued by the US federal or state governments and the complaint filed against Novo Nordisk in connection with those claims is hence expected to be dismissed.

Product liability lawsuits related to Victoza®

As of 30 October 2017, Novo Nordisk, along with the majority of incretin-based product manufacturers in the US, is a defendant in product liability lawsuits related to use of incretin-based medications. To date, 242 plaintiffs have named Novo Nordisk in product liability lawsuits, predominantly claiming damages for pancreatic cancer that allegedly developed as a result of using Victoza® and other GLP-1/DPP-IV (incretin-based) products. 161 of the Novo Nordisk plaintiffs have also named other defendants in their lawsuits. Most Novo Nordisk plaintiffs have filed suit in California federal and state courts.

In November 2015, the California federal and state courts overseeing the vast majority of cases in the incretin-based products liability litigation issued an order granting the defendants’ motion for summary judgment on federal pre-emption in all pancreatic cancer cases before those courts as of mid-Q4 2015. As a result of these rulings, 237 of the pancreatic cancer claims naming Novo Nordisk have been dismissed or stayed pending the outcome of an appeal. Currently, Novo Nordisk does not have any individual trials scheduled in 2017. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

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FORWARD-LOOKING STATEMENTS

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2016 and Form 20-F, both filed with the SEC in February 2017, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, financial items (net) and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk management’ on pp 40-43 of the Annual Report 2016 available on novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 83 / 2017

Financial report for the period 1 January 2017 to 30 September 2017	Page 25 of 34

MANAGEMENT STATEMENT

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first nine months of 2017. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first nine months of 2017 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2016 of Novo Nordisk, amended with accounting policy regarding associated companies. Furthermore, the financial report for the first nine months of 2017 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first nine months of 2017 is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2016.

Bagsværd, 1 November 2017

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Jesper Brandgaard CFO	Lars Green

Camilla Sylvest	Mads Krogsgaard Thomsen	Henrik Wulff

Board of Directors:

Göran Ando	Jeppe Christiansen	Brian Daniels
Chairman	Vice chatirman

Sylvie Grégoire	Liz Hewitt	Liselotte Hyveled

Kasim Kutay	Anne Marie Kverneland	Helge Lund

Søren Thuesen Pedersen	Stig Strøbæk

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Company announcement No 83 / 2017

Financial report for the period 1 January 2017 to 30 September 2017	Page 26 of 34

FINANCIAL INFORMATION

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

								% change
	2017			2016				Q3 2017 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2016

Net sales	26,614	28,638	28,452	29,572	27,537	27,459	27,212	(3%)
Gross profit	22,342	24,229	24,201	24,654	23,551	23,414	22,978	(5%)
Gross margin	83.9%	84.6%	85.1%	83.4%	85.5%	85.3%	84.4%
Sales and distribution costs	6,497	6,761	6,787	7,909	6,860	6,867	6,741	(5%)
Percentage of sales	24.4%	23.6%	23.9%	26.7%	24.9%	25.0%	24.8%
Research and development costs	3,328	3,414	3,289	4,470	3,458	3,331	3,304	(4%)
Percentage of sales	12.5%	11.9%	11.6%	15.1%	12.6%	12.1%	12.1%
Administrative costs	896	857	913	1,166	1,015	873	908	(12%)
Percentage of sales	3.4%	3.0%	3.2%	3.9%	3.7%	3.2%	3.3%
Other operating income, net	423	189	278	97	202	154	284	109%
Operating profit	12,044	13,386	13,490	11,206	12,420	12,497	12,309	(3%)
Operating margin	45.3%	46.7%	47.4%	37.9%	45.1%	45.5%	45.2%
Financial income	392	421	258	(21)	(3)	93	23	N/A
Financial expenses	(26)	1,164	744	243	116	(12)	379	(122%)
Financial items (net)	418	(743)	(486)	(264)	(119)	105	(356)	(451%)
Profit before income taxes	12,462	12,643	13,004	10,942	12,301	12,602	11,953	1%
Income taxes	2,692	2,692	2,848	2,243	2,498	2,634	2,498	8%
Net profit	9,770	9,951	10,156	8,699	9,803	9,968	9,455	0%
Depreciation, amortisation and impairment losses	706	863	708	1,116	736	717	624	(4%)
Capital expenditure (net)	2,098	1,934	1,604	2,502	1,784	1,684	1,091	18%
Net cash generated from operating activities	12,921	10,117	12,098	11,153	15,189	14,497	7,475	(15%)
Free cash flow	10,930	8,392	10,400	8,388	12,501	12,743	6,359	(13%)
Total assets	97,891	97,825	94,213	97,539	87,340	88,269	82,368	12%
Total equity	46,946	48,436	40,301	45,269	41,327	42,585	37,284	14%
Equity ratio	48.0%	49.5%	42.8%	46.4%	47.3%	48.2%	45.3%
Full-time equivalent employees end of period	41,656	41,385	41,636	41,971	42,605	42,265	41,571	(2%)
Basic earnings per share/ADR (in DKK)	3.96	4.01	4.07	3.46	3.88	3.93	3.72	2%
Diluted earnings per share/ADR (in DKK)	3.96	4.01	4.06	3.46	3.87	3.92	3.71	2%
Average number of shares outstanding (million)	2,465.6	2,480.2	2,495.8	2,512.6	2,526.5	2,536.3	2,544.3	(2%)
Average number of diluted shares
outstanding (million)	2,469.4	2,484.1	2,500.0	2,517.1	2,530.9	2,540.8	2,550.1	(2%)
Sales by business segment:
New-generation insulin	2,099	2,493	1,692	1,707	1,143	983	626	84%
Modern insulin	10,648	11,289	12,092	12,219	11,770	11,806	11,715	(10%)
Human insulin	2,485	2,521	2,602	2,938	2,760	2,667	2,725	(10%)
Total insulin	15,232	16,303	16,386	16,864	15,673	15,456	15,066	(3%)
Victoza®	5,343	5,775	5,750	5,397	5,106	4,952	4,591	5%
Other diabetes care	988	1,006	1,086	1,026	1,095	1,015	1,131	(10%)
Total diabetes care	21,563	23,084	23,222	23,287	21,874	21,423	20,788	(1%)
Obesity (Saxenda®)	640	686	539	540	418	376	243	53%
Diabetes and obesity care total	22,203	23,770	23,761	23,827	22,292	21,799	21,031	0%
Haemophilia	2,404	2,739	2,576	2,821	2,285	2,530	2,836	5%
Human growth disorders	1,621	1,679	1,646	2,202	2,003	2,158	2,407	(19%)
Other biopharmaceuticals	386	450	469	722	957	972	938	(60%)
Biopharmaceuticals total	4,411	4,868	4,691	5,745	5,245	5,660	6,181	(16%)
Sales by geographic segment:
North America Operations	13,532	15,103	14,940	15,873	14,719	14,453	14,197	(8%)
- USA	12,967	14,583	14,402	15,343	14,174	13,947	13,730	(9%)
International Operations	13,082	13,535	13,512	13,699	12,818	13,006	13,015	2%
- Region Europe	5,190	5,355	5,226	5,275	5,093	5,298	5,016	2%
- Region AAMEO	2,929	3,057	2,964	2,937	2,790	2,842	3,011	5%
- Region China	2,531	2,608	3,060	2,540	2,534	2,509	2,875	(0%)
- Region Japan & Korea	1,462	1,573	1,467	1,691	1,588	1,611	1,335	(8%)
- Region Latin America	970	942	795	1,256	813	746	778	19%
Segment operating profit:
Diabetes and obesity care	9,298	10,735	10,631	8,575	9,874	9,229	8,424	(6%)
Biopharmaceuticals	2,746	2,651	2,859	2,631	2,546	3,268	3,885	8%

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Company announcement No 83 / 2017

Financial report for the period 1 January 2017 to 30 September 2017	Page 27 of 34

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

	9M	9M	Q3	Q3
DKK million	2017	2016	2017	2016

Income statement

Net sales	83,704	82,208	26,614	27,537
Cost of goods sold	12,932	12,265	4,272	3,986
Gross profit	70,772	69,943	22,342	23,551

Sales and distribution costs	20,045	20,468	6,497	6,860
Research and development costs	10,031	10,093	3,328	3,458
Administrative costs	2,666	2,796	896	1,015
Other operating income, net	890	640	423	202
Operating profit	38,920	37,226	12,044	12,420

Financial income	1,071	113	392	(3)
Financial expenses	1,882	483	(26)	116
Profit before income taxes	38,109	36,856	12,462	12,301

Income taxes	8,232	7,630	2,692	2,498
NET PROFIT	29,877	29,226	9,770	9,803

Basic earnings per share (DKK)	12.04	11.53	3.96	3.88
Diluted earnings per share (DKK)	12.03	11.50	3.96	3.87

Segment Information

Segment sales:
Diabetes and obesity care	69,734	65,122	22,203	22,292
Biopharmaceuticals	13,970	17,086	4,411	5,245

Segment operating profit:
Diabetes and obesity care	30,664	27,527	9,298	9,874
Operating margin	44.0%	42.3%	41.9%	44.3%

Biopharmaceuticals	8,256	9,699	2,746	2,546
Operating margin	59.1%	56.8%	62.3%	48.5%

Total segment operating profit	38,920	37,226	12,044	12,420

Statement of comprehensive income

Net profit for the Period	29,877	29,226	9,770	9,803

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	100	(294)	15	(156)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	(504)	(5)	(147)	(2)
Cash flow hedges, realisation of previously deferred (gains)/losses	1,717	644	481	147
Cash flow hedges, deferred gains/(losses) incurred during the period	2,440	(244)	164	4
Other items	(196)	(216)	(44)	45
Tax on other comprehensive income, income/(expense)	(922)	(55)	(189)	4
Other comprehensive income for the Period, net of tax	2,635	(170)	280	42

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	32,512	29,056	10,050	9,845

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Company announcement No 83 / 2017

Financial report for the period 1 January 2017 to 30 September 2017	Page 28 of 34

APPENDIX 3: BALANCE SHEET

DKK million	30 Sep 2017	31 Dec 2016

ASSETS

Intangible assets	2,615	2,714
Property, plant and equipment	33,128	30,179
Investment in associated company	780	809
Deferred income tax assets	2,841	2,683
Other financial assets	1,433	1,388
TOTAL NON-CURRENT ASSETS	40,797	37,773

Inventories	15,230	14,341
Trade receivables	17,199	20,234
Tax receivables	322	1,552
Other receivables and prepayments	2,632	2,411
Marketable securities	3	2,009
Derivative financial instruments	2,574	529
Cash at bank	19,134	18,690
TOTAL CURRENT ASSETS	57,094	59,766

TOTAL ASSETS	97,891	97,539

EQUITY AND LIABILITIES

Share capital	500	510
Treasury shares	(8)	(9)
Retained earnings	45,262	46,111
Other reserves	1,192	(1,343)
TOTAL EQUITY	46,946	45,269

Deferred income tax liabilities	1,358	13
Retirement benefit obligations	1,331	1,451
Provisions	3,129	3,370
Total non-current liabilities	5,818	4,834

Current debt	260	229
Trade payables	4,530	6,011
Tax payables	5,565	3,976
Other liabilities	13,660	14,181
Derivative financial instruments	219	2,578
Provisions	20,893	20,461
Total current liabilities	45,127	47,436

TOTAL LIABILITIES	50,945	52,270

TOTAL EQUITY AND LIABILITIES	97,891	97,539

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Company announcement No 83 / 2017

Financial report for the period 1 January 2017 to 30 September 2017	Page 29 of 34

APPENDIX 4: STATEMENT OF CASH FLOWS

DKK million	9M 2017	9M 2016

Net profit	29,877	29,226

Adjustment for non-cash items:
Income taxes in the Income Statement	8,232	7,630
Depreciation, amortisation and impairment losses	2,277	2,077
Other non-cash items	1,828	1,423
Change in working capital	(1,836)	(3,518)
Interest received	90	110
Interest paid	(69)	(44)
Income taxes paid	(5,263)	257
Net cash generated from operating activities	35,136	37,161

Purchase of intangible assets	(315)	(941)
Proceeds from sale of property, plant and equipment	6	2
Purchase of property, plant and equipment	(5,102)	(4,561)
Proceeds from other financial assets	11	16
Purchase of other financial assets	(40)	(100)
Sale of marketable securities	2,006	2,029
Purchase of marketable securities	-	(530)
Dividend received from associated company	26	26
Net cash used in investing activities	(3,408)	(4,059)

Purchase of treasury shares, net	(12,243)	(10,962)
Dividends paid	(18,844)	(23,830)
Net cash used in financing activities	(31,087)	(34,792)

NET CASH GENERATED FROM ACTIVITIES	641	(1,690)

Cash and cash equivalents at the beginning of the year	18,461	15,850
Exchange gain/(loss) on cash and cash equivalents	(229)	(79)
Cash and cash equivalents at the end of the period	18,873	14,081

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Company announcement No 83 / 2017

Financial report for the period 1 January 2017 to 30 September 2017	Page 30 of 34

APPENDIX 5: STATEMENT OF CHANGES IN EQUITY

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

9M 2017

Balance at the beginning of the period	510	(9)	46,111	(924)	(1,915)	1,496	(1,343)	45,269
Net profit for the period			29,877					29,877
Other comprehensive income for the period			100	(504)	4,157	(1,118)	2,535	2,635
Total comprehensive income for the period			29,977	(504)	4,157	(1,118)	2,535	32,512

Transactions with owners:
Dividends			(18,844)					(18,844)
Share-based payments			249					249
Tax credit related to restricted stock units			3					3
Purchase of treasury shares		(9)	(12,234)					(12,243)
Reduction of the B share capital	(10)	10						-
Balance at the end of the period	500	(8)	45,262	(1,428)	2,242	378	1,192	46,946

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

9M 2016

Balance at the beginning of the period	520	(10)	46,816	(917)	(686)	1,246	(357)	46,969
Net profit for the period			29,226					29,226
Other comprehensive income for the period			(294)	(5)	400	(271)	124	(170)
Total comprehensive income for the period			28,932	(5)	400	(271)	124	29,056

Transactions with owners:
Dividends			(23,830)					(23,830)
Share-based payments			321					321
Tax credit related to restricted stock units			(227)					(227)
Purchase of treasury shares		(6)	(10,956)					(10,962)
Reduction of the B share capital	(10)	10						-
Balance at the end of the period	510	(6)	41,056	(922)	(286)	975	(233)	41,327

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Company announcement No 83 / 2017

Financial report for the period 1 January 2017 to 30 September 2017	Page 31 of 34

APPENDIX 6: REGIONAL SALES SPLIT

Q3 2017 sales split per region

DKK million	Total	North America Operations	USA	Inter- national Operations	Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America

The diabetes and obesity care segment
New-generation insulin	2,099	1,186	1,179	913	435	125	-	246	107
% change in local currencies	93%	115%	113%	71%	95%	100%	-	38%	61%
Tresiba®	1,758	1,168	1,163	590	242	67	-	182	99
% change in local currencies	75%	111%	110%	32%	37%	63%	-	8%	63%
Modern insulin	10,648	5,231	5,058	5,417	2,101	1,423	1,331	361	201
% change in local currencies	(5%)	(13%)	(14%)	6%	(4%)	15%	14%	(10%)	52%
NovoRapid®	5,054	2,795	2,700	2,259	1,082	559	307	227	84
% change in local currencies	9%	7%	8%	10%	2%	20%	22%	0%	58%
Levemir®	3,163	2,078	2,011	1,085	567	224	175	30	89
% change in local currencies	(23%)	(31%)	(32%)	1%	(12%)	9%	26%	(19%)	52%
NovoMix®	2,431	358	346	2,073	452	640	849	104	28
% change in local currencies	1%	(12%)	(11%)	4%	(8%)	13%	9%	(25%)	36%
Human insulin	2,485	487	447	1,998	437	532	718	55	256
% change in local currencies	(6%)	(11%)	(11%)	(5%)	(11%)	(11%)	(2%)	(18%)	16%
Total insulin	15,232	6,904	6,684	8,328	2,973	2,080	2,049	662	564
% change in local currencies	2%	(3%)	(3%)	7%	2%	10%	8%	2%	36%
Victoza®	5,343	3,974	3,842	1,369	855	197	51	143	123
% change in local currencies	9%	11%	11%	6%	7%	18%	(23%)	(2%)	9%
Other diabetes care	988	223	185	765	155	127	375	92	16
% change in local currencies	(5%)	(11%)	(14%)	(2%)	(10%)	11%	(8%)	16%	55%
Total diabetes care	21,563	11,101	10,710	10,462	3,983	2,404	2,475	897	703
% change in local currencies	4%	1%	1%	6%	3%	10%	4%	2%	31%
Obesity (Saxenda®)	640	504	462	136	27	42	-	-	67
% change in local currencies	59%	38%	36%	261%	286%	180%	-	-	325%
Diabetes and obesity care total	22,203	11,605	11,173	10,598	4,010	2,446	2,475	897	770
% change in local currencies	5%	2%	2%	7%	3%	11%	4%	2%	38%

The biopharmaceuticals segment
Haemophilia	2,404	1,167	1,093	1,237	628	247	52	170	140
% change in local currencies	10%	1%	2%	20%	7%	98%	104%	6%	4%
NovoSeven®	2,112	1,094	1,025	1,018	484	224	52	123	135
% change in local currencies	8%	2%	2%	16%	2%	84%	100%	1%	1%
NovoEight®	253	46	46	207	139	21	-	42	5
% change in local currencies	23%	(17%)	(16%)	38%	24%	2000%	-	15%	-
Human growth disorders	1,621	649	648	972	375	164	3	370	60
% change in local currencies	(14%)	(24%)	(24%)	(6%)	(5%)	(32%)	33%	8%	20%
Other biopharmaceuticals	386	111	54	275	177	72	1	25	-
% change in local currencies	(58%)	(82%)	(90%)	(1%)	(2%)	11%	0%	(12%)	(100%)
Biopharmaceuticals total	4,411	1,927	1,795	2,484	1,180	483	56	565	200
% change in local currencies	(12%)	(27%)	(29%)	6%	1%	11%	94%	7%	7%
Total sales	26,614	13,532	12,967	13,082	5,190	2,929	2,531	1,462	970
% change in local currencies	2%	(3%)	(4%)	7%	3%	11%	5%	4%	31%
% change as reported	(3%)	(8%)	(9%)	2%	2%	5%	0%	(8%)	19%
Share of growth	100%	(114%)	(120%)	214%	34%	75%	31%	15%	59%

9M 2017 sales split per region

DKK million	Total	North America Operations	USA	Inter- national Operations	Region Europe	Region AAMEO	Region China	Region Japan & Korea	Region Latin America

The diabetes and obesity care segment
New-generation insulin	6,284	3,791	3,782	2,493	1,182	307	2	712	290
% change in local currencies	129%	204%	203%	67%	99%	65%	-	37%	54%
Tresiba®	5,447	3,735	3,730	1,712	717	184	2	540	269
% change in local currencies	118%	200%	199%	38%	59%	51%	-	8%	56%
Modern insulin	34,029	17,457	16,921	16,572	6,386	4,274	4,188	1,138	586
% change in local currencies	(3%)	(10%)	(10%)	6%	(2%)	14%	16%	(12%)	27%
NovoRapid®	15,457	8,705	8,416	6,752	3,187	1,668	952	699	246
% change in local currencies	8%	7%	7%	10%	4%	20%	24%	(1%)	40%
Levemir®	10,772	7,398	7,186	3,374	1,804	687	525	101	257
% change in local currencies	(17%)	(23%)	(23%)	1%	(7%)	4%	31%	(20%)	20%
NovoMix®	7,800	1,354	1,318	6,446	1,395	1,919	2,711	338	83
% change in local currencies	1%	(13%)	(13%)	4%	(7%)	13%	11%	(26%)	15%
Human insulin	7,608	1,414	1,286	6,194	1,315	1,689	2,366	175	649
% change in local currencies	(5%)	0%	1%	(6%)	(12%)	(6%)	(4%)	(20%)	3%
Total insulin	47,921	22,662	21,990	25,259	8,883	6,270	6,556	2,025	1,525
% change in local currencies	5%	3%	3%	6%	3%	9%	8%	0%	20%
Victoza®	16,868	12,658	12,263	4,210	2,538	669	212	432	359
% change in local currencies	15%	19%	19%	6%	2%	26%	10%	(2%)	15%
Other diabetes care	3,080	679	560	2,401	453	364	1,252	289	43
% change in local currencies	(3%)	(5%)	(7%)	(2%)	(6%)	4%	(4%)	(1%)	26%
Total diabetes care	67,869	35,999	34,813	31,870	11,874	7,303	8,020	2,746	1,927
% change in local currencies	7%	8%	8%	6%	2%	10%	6%	0%	19%
Obesity (Saxenda®)	1,865	1,489	1,373	376	66	116	-	-	194
% change in local currencies	77%	53%	49%	439%	319%	300%	-	-	705%
Diabetes and obesity care total	69,734	37,488	36,185	32,246	11,940	7,419	8,020	2,746	2,121
% change in local currencies	8%	9%	9%	7%	3%	11%	6%	0%	28%

The biopharmaceuticals segment
Haemophilia	7,719	3,768	3,623	3,951	2,106	799	164	495	387
% change in local currencies	1%	1%	2%	1%	13%	(10%)	31%	(4%)	(22%)
NovoSeven®	6,775	3,450	3,315	3,325	1,672	753	163	359	378
% change in local currencies	(2%)	(1%)	0%	(3%)	8%	(14%)	31%	(9%)	(24%)
NovoEight®	829	246	246	583	413	35	1	125	9
% change in local currencies	35%	30%	30%	38%	37%	386%	-	10%	-
Human growth disorders	4,946	1,836	1,831	3,110	1,185	541	11	1,175	198
% change in local currencies	(24%)	(45%)	(45%)	(1%)	(3%)	(22%)	0%	10%	29%
Other biopharmaceuticals	1,305	483	313	822	540	191	4	86	1
% change in local currencies	(54%)	(77%)	(84%)	4%	4%	4%	33%	9%	(80%)
Biopharmaceuticals total	13,970	6,087	5,767	7,883	3,831	1,531	179	1,756	586
% change in local currencies	(18%)	(34%)	(35%)	1%	6%	(13%)	29%	6%	(11%)
Total sales	83,704	43,575	41,952	40,129	15,771	8,950	8,199	4,502	2,707
% change in local currencies	3%	0%	0%	5%	4%	6%	6%	2%	17%
% change as reported	2%	0%	0%	3%	2%	4%	4%	(1%)	16%
Share of growth	100%	3%	(1%)	97%	26%	25%	24%	4%	18%

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 83 / 2017

Financial report for the period 1 January 2017 to 30 September 2017	Page 32 of 34

APPENDIX 7: KEY CURRENCY ASSUMPTIONS

DKK per 100	2015 average exchange rates	2016 average exchange rates	YTD 2017 average exchange rates as of 27 October 2017	Current exchange rates as of 27 October 2017

USD	673	673	666	641
CNY	107.0	101.3	98.0	96.4
JPY	5.56	6.21	5.94	5.62
GBP	1,028	911	851	839
CAD	527	508	511	498

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

Company announcement No 83 / 2017

Financial report for the period 1 January 2017 to 30 September 2017	Page 33 of 34

APPENDIX 8: QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes in DKK are based on the changes in the 'Quarterly numbers in DKK', see appendix 1. The specified percentage changes in USD is calculated as a development in USD numbers in this appendix.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).

								% change	% change
	2017			2016				Q3 2017 vs	Q3 2017 vs
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2016 in USD	Q3 2016 in DKK

Net sales	4,198	4,230	4,073	4,290	4,130	4,165	4,017	2%	(3%)
Gross profit	3,526	3,579	3,465	3,575	3,532	3,551	3,392	0%	(5%)
Gross margin	83.9%	84.6%	85.1%	83.4%	85.5%	85.3%	84.4%
Sales and distribution costs	1,023	999	972	1,150	1,028	1,042	995	0%	(5%)
Percentage of sales	24.4%	23.6%	23.9%	26.7%	24.9%	25.0%	24.8%
Research and development costs	523	504	471	651	519	505	488	1%	(4%)
Percentage of sales	12.5%	11.9%	11.6%	15.1%	12.6%	12.1%	12.1%
Administrative costs	141	126	131	169	152	133	134	(7%)	(12%)
Percentage of sales	3.4%	3.0%	3.2%	3.9%	3.7%	3.2%	3.3%
Other operating income, net	65	28	40	13	30	24	42	117%	109%
Operating profit	1,904	1,978	1,931	1,618	1,863	1,895	1,817	2%	(3%)
Operating margin	45.3%	46.7%	47.4%	37.9%	45.1%	45.5%	45.2%
Financial income	61	62	37	(3)	(1)	15	3	N/A	N/A
Financial expenses	3	172	106	36	17	0	55	(82%)	(122%)
Financial items (net)	58	(110)	(69)	(39)	(18)	15	(52)	(422%)	(451%)
Profit before income taxes	1,962	1,868	1,862	1,579	1,845	1,910	1,765	6%	1%
Income taxes	424	398	408	323	375	399	369	13%	8%
Net profit	1,538	1,470	1,454	1,256	1,470	1,511	1,396	5%	0%
Depreciation, amortisation and impairment losses	112	127	101	163	110	109	92	2%	(4%)
Capital expenditure (net)	327	285	230	366	268	254	161	22%	18%
Net cash generated from operating activities	2,017	1,499	1,732	1,611	2,277	2,184	1,104	(11%)	(15%)
Free cash flow	1,706	1,244	1,489	1,207	1,874	1,920	939	(9%)	(13%)
Total assets	15,540	15,004	13,532	13,826	13,082	13,173	12,585	19%	12%
Total equity	7,452	7,429	5,789	6,417	6,190	6,355	5,697	20%	14%
Equity ratio	48.0%	49.5%	42.8%	46.4%	47.3%	48.2%	45.3%
Full-time equivalent employees end of period	41,656	41,385	41,636	41,971	42,605	42,265	41,571	(2%)	(2%)
Basic earnings per share/ADR (in USD)	0.62	0.60	0.58	0.50	0.59	0.59	0.55	5%	2%
Diluted earnings per share/ADR (in USD)	0.63	0.59	0.58	0.50	0.58	0.59	0.55	9%	2%
Average number of shares outstanding (million)	2,465.6	2,480.2	2,495.8	2,512.6	2,526.5	2,536.3	2,544.3	(2%)	(2%)
Average number of diluted shares
outstanding (million)	2,469.4	2,484.1	2,500.0	2,517.1	2,530.9	2,540.8	2,550.1	(2%)	(2%)
Sales by business segment:
New-generation insulin	330	367	242	250	171	149	92	93%	84%
Modern insulin	1,681	1,670	1,731	1,772	1,765	1,790	1,730	(5%)	(10%)
Human insulin	391	372	373	426	414	405	402	(6%)	(10%)
Total insulin	2,402	2,409	2,346	2,448	2,350	2,344	2,224	2%	(3%)
Victoza®	843	853	823	783	766	750	678	10%	5%
Other diabetes care	156	149	155	148	165	154	167	(5%)	(10%)
Total diabetes care	3,401	3,411	3,324	3,379	3,281	3,248	3,069	4%	(1%)
Obesity (Saxenda®)	101	101	77	79	62	57	36	63%	53%
Diabetes and obesity care total	3,502	3,512	3,401	3,458	3,343	3,305	3,105	5%	0%
Haemophilia	380	403	369	409	343	384	419	11%	5%
Human growth disorders	255	248	236	319	301	328	355	(15%)	(19%)
Other biopharmaceuticals	61	67	67	104	143	148	138	(57%)	(60%)
Biopharmaceuticals total	696	718	672	832	787	860	912	(12%)	(16%)
Sales by geographic segment:
North America Operations	2,139	2,230	2,139	2,304	2,207	2,192	2,096	(3%)	(8%)
- USA	2,050	2,154	2,062	2,226	2,127	2,114	2,027	(4%)	(9%)
International Operations	2,059	2,000	1,934	1,986	1,923	1,973	1,921	7%	2%
- Region Europe	816	791	748	765	763	803	741	7%	2%
- Region AAMEO	461	452	424	424	420	431	444	10%	5%
- Region China	401	386	438	367	380	382	424	6%	(0%)
- Region Japan & Korea	230	232	210	246	238	244	197	(3%)	(8%)
- Region Latin America	151	139	114	184	122	113	115	24%	19%
Segment operating profit:
Diabetes and obesity care	1,472	1,586	1,522	1,240	1,480	1,399	1,243	(1%)	(6%)
Biopharmaceuticals	432	392	409	378	383	496	574	13%	8%

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information
Company announcement No 83 / 2017

Financial report for the period 1 January 2017 to 30 September 2017	Page 34 of 34

APPENDIX 9: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)

In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures.

The non-IFRS financial measures presented in the Company Announcement are:

•	Sales growth in local currencies
•	Operating profit growth in local currencies
•	Free cash flow

Sales and operating profit growth in local currencies

When referred to ‘growth in local currencies’ it means that the effect of changes in exchange rates is excluded. It is defined as sales/operating profit for the period measured at prior period average exchange rates compared with realised sales/operating profit for the prior period. Management believes that growth in local currencies is relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales in local currencies

	9M	9M	Q3	Q3
DKK million	2017	2016	2017	2016

Net sales	83,704	82,208	26,614	27,537
Effect of exchange rate	651	1,805	1,343	468
Sales in local currencies	84,355	84,013	27,957	28,005

Operating profit in local currencies

	9M	9M	Q3	Q3
DKK million	2017	2016	2017	2016

Operating profit	38,920	37,226	12,044	12,420
Effect of exchange rate	433	855	995	153
Operating profit in local currencies	39,353	38,081	13,039	12,573

Free cash flow

Novo Nordisk defines free cash flow as ’net cash generated from operating activities’ less ‘net cash used in investing activities’ excluding net change of marketable securities. A positive free cash flow shows that the Group is able to finance its activities and that external financing is thus not necessary for the Group’s operating activities. Therefore, management believes that this non-IFRS liquidity measure provides useful information to investors in addition to the most directly comparable IFRS financial measure ‘Net cash generated from operating activities’.

Free cash flow

	9M	9M	Q3	Q3
DKK million	2017	2016	2017	2016

Net cash generated from operating activites	35,136	37,161	12,921	15,189
Net cash used in investing activites	(3,408)	(4,059)	(1,991)	(2,677)
Net purchase of marketable securities	(2,006)	(1,499)	-	(11)
Free cash flow	29,722	31,603	10,930	12,501

Financial Performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 1, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer